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Craft BeerFamily-friendly
Granite Coast Brewing Company

77b Main Street
Peabody, MA 01969
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Early Investor Bonus: The investment multiple is increased to 1.45× for the next $15,000 invested.
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THE PITCH
Granite Coast Brewing Company is seeking investment to production Equipment Upgrades.
Renovating LocationExpanding Location
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OUR STORY

Granite Coast Brewing Company is the culmination of a long thought-out goal made many years ago by best fr
The guys have been friends since meeting in middle school and share a fondness for gaming, traveling, and
sam five "Best of" Awards in just two years!

Opened to the public Memorial Day Weekend 2019 to a great welcome and community support.
Providing innovative, creative, historical, and collaborative beer is at the heart of who we are.
Strong business growth coming out of the pandemic gives opportunity for expansion.
This is a preview. It will become public when you start accepting investment.
INTENDED USE OF FUNDS

We're raising community capital to upgrade our equipment and increase our output to catch up with growing d

Stat 1

Stat 2

The Main Street brewery has adjusted throughout the coronavirus health crisis and hopes customers will do th

Granite Coast to open Peabody's first craft brewery

PEABODY — Local beer will soon be brewed and served right here on Main Street.

Peabody's Granite Coast Brewing Company hosting charity trivia events - Itemlive

PEABODY — During the COVID-19 pandemic, Granite Coast Brewing Company has tapped into a new role: ho
Peabody brewing company at 77 Main St. is set

Granite Coast Brewing Company is pleased to announce the launch of its Art Program

Granite Coast Brewing Company is pleased to announce the...

Granite Coast Brewing offers variety, memories

Granite Coast Brewing Company, located in Peabody, opened in May of 2019 and has already become a local
itself on its variety of beers, from Australian Sparkli...

Northshore Magazine highlights Granite Coast Brewing

What is fall without a visit to a few local breweries? Peabody has plenty of beers on offer when it comes to pla
Granite Coast Brewing, seasonal fall flavors are as big of a hit as their outdoor patio. At Essex County Brewing
including games for adults and kids as well as non-alcoholic drink options and seasonal specials.

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AWARDS
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Customer Reviews

"What is there to know? First, the beer is great, delicious and freshly made on the premise. There is a good ra
IPAs, to English Ales, porters, and other seasonal favorites. I'd go just for the beer!

Second, the tap room, this place is spotless, cozy, dog-friendly inside or out, and always good on space which
pandemic.

Third, the founders and staff are really friendly and are there because they care about the craft.

Downtown Peabody is slowly creating a food scene. If you are in the area it is definitely worth going in for a pi
for the chocolate menu, it's sourced from a small local business-- and it will help tie you over to dinner. Pröst!"

Co-founder & Head Brewer

Jeff was born and raised on the granite coast of the North Shore, specifically the home of The Magicians in Ma
beer started while working for some of the North Shore's finer drinking establishments along with some of the
discussing beer styles, brewing process, or ingredients, you can find Jeff playing any number of tabletop game
though he is enjoying a good beer as well.

This is a preview. It will become public when you start accepting investment.

Data Room

Intended Use of Funds

Target Raise

Maximum Raise

New Brewhouse $26,000

Space Upgrade $3,900

Wort Chiller $3,000

Mainvest Compensation $2,100

Total $35,000

Financial Forecasts

Year 1 Year 2 Year 3 Year 4 Year 5

Gross Sales $145,000 $156,600 $169,128 $186,040 $213,947

Cost of Goods Sold $28,000 $30,240 $32,659 $35,924 $41,312

Gross Profit $117,000 $126,360 $136,469 $150,116 $172,635

EXPENSES

Rent $50,000 $51,250 $52,531 $53,844 $55,190

Utilities $11,400 $12,312 $13,296 $14,625 $16,818

Salaries $24,000 $25,920 $27,993 $30,792 $35,410

Insurance $6,800 $6,970 $7,144 $7,322 $7,505

Equipment Lease $15,540 $15,540 $15,540 $15,540 $15,540

Repairs & Maintenance $5,800 $6,264 $6,765 $7,441 $8,557

Legal & Professional Fees $1,500 $1,620 $1,749 $1,923 $2,211

Operating Profit $1,960 $6,484 $11,451 $18,629 $31,404

This information is provided by Granite Coast Brewing Company. Mainvest never predicts or projects performa
this financial forecast. Please see below for additional risk disclosures.

Documents

Investor Agreement

2019 Balance Sheet

2019 Income Statement

2020 Balance Sheet

2020 Income Statement

Granite Coast Brewing Company Inc 12_20US Tax Return 1120.pdf

Granite Coast Brewing Company Inc 12_19US Tax Return 1120.pdf

Financial Condition

Granite Coast Brewing has several key assets. Primarily among them are our guests. When the Covid-19 pande experienced its best months since opening. Although the pandemic affected all small businesses, we were able base and conservative spending. In the months prior to the pandemic, we were successful in building relations became personally invested in our success and continued to visit us for take out and sit in options as regulation reason why Granite Coast survived a pandemic. Secondarily, our forced pivot during the pandemic to increasin introducing online shopping drove additional short-term revenue. However, these changes have yielded long-t remains stable during mandated closures and extreme weather events.

In addition, in 2021, we were selected for several grants including the SBA RRF grant which allowed us to clear put ourselves in a position to continue doing business in hard financial times. With our Mainvest proposal, we p which will allow us to self-distribute and do more off-site events. These investments will allow us to continue g environment. In addition, with our current stable financial status and thanks to a Mass Development grant, we a businesses through key partnerships including creative artists, culinary artists, and performers.

From our early years, we have operated with very little operational loss. Consumable supplies are monitored an addition, Granite Coast owners engage in a community-invested strategy. Our entire brewery, aside from items by a professional, was born from the efforts of friends and family. By building our facility on our own, we were and supplies that would produce the highest quality beer for guests.
Granite Coast also takes a conservative approach to spending. Each month, our leadership team reviews inven approach has allowed us to support expenses that drive not just production, but also product quality and increa

Risk Factors

You Might Lose Your Money

When you buy a certificate of deposit from a bank, the Federal government (through the FDIC) guarantees you Note is not like that at all. The ability of Granite Coast Brewing Company to make the payments you expect, an back, depends on a number of factors, including many beyond our control.

Limited Services

Granite Coast Brewing Company operates with a very limited scope, offering only particular services to potent changes in customer preferences.

Lack of Accounting Controls

various assumptions regarding operations. The validity and accuracy of these assumptions will depend in large
Granite Coast Brewing Company and the key persons will have no control. Changes in assumptions or their un
affect the forecasts. To the extent that the assumed events do not occur, the outcome may vary significantly fr
Consequently, there can be no assurance that the actual operating results will correspond to the forecasts prov
Coast Brewing Company is a newly established entity and therefore has no operating history from which forec

Inability to Sell Your Investment

The law prohibits you from selling your securities (except in certain very limited circumstances) for 12 months a
one-year period, a host of Federal and State securities laws may limit or restrict your ability to sell your securiti
you will likely have difficulty finding a buyer because there will be no established market. Given these factors, y
investment for its full term.

The Company Might Need More Capital

Granite Coast Brewing Company might need to raise more capital in the future to fund/expand operations, buy
team members, market its services, pay overhead and general administrative expenses, or a variety of other rea
additional capital will be available when needed, or that it will be available on terms that are not adverse to you
Coast Brewing Company is unable to obtain additional funding when needed, it could be forced to delay its bu
altogether.

Changes in Economic Conditions Could Hurt Granite Coast Brewing Company

Factors like global or national economic recessions, changes in interest rates, changes in credit markets, chang
declining employment, changes in real estate values, changes in tax policy, changes in political conditions, and
factors are unpredictable and could negatively affect Granite Coast Brewing Company's financial performance
the event Granite Coast Brewing Company ceases operations due to the foregoing factors, it can not guarante
operations or generate revenue in the future.

No Registration Under Securities Laws

The Notes will not be registered with the SEC or the securities regulator of any State. Hence, neither Granite C
Notes will be subject to the same degree of regulation and scrutiny as if they were registered.

Incomplete Offering Information

Title III does not require us to provide you with all the information that would be required in some other kinds o
offering of shares (for example, publicly-traded firms must generally provide investors with quarterly and annua
audited by an independent accounting firm). Although Title III does require extensive information, it is possible
decision if you had more information.

Lack of Ongoing Information

want Granite Coast Brewing Company to act conservative to make sure they are best equipped to repay the N
Brewing Company might prefer to spend aggressively to invest in the business. You would like to keep the com
managers want to make as much as they can.

Future Investors Might Have Superior Rights

If Granite Coast Brewing Company needs more capital in the future and takes on additional debt or other sourc
might have rights superior to yours. For example, they might have the right to be paid before you are, to receiv
greater voice in management, or otherwise.

The Company is Not Subject to the Corporate Governance Requirements of the National Securities Exchanges

Any company whose securities are listed on a national stock exchange (for example, the New York Stock Excha
about corporate governance that are intended to protect investors. For example, the major U.S. stock exchang
audit committee made up entirely of independent members of the board of directors (i.e., directors with no ma
Granite Coast Brewing Company or management), which is responsible for monitoring Granite Coast Brewing
Granite Coast Brewing Company will not be required to implement these and other investor protections.

You Have a Limited Upside

Notes include a maximum amount you can receive. You cannot receive more than that even if Granite Coast Br
successful than your initial expectations.

You Do Have a Downside

Conversely, if Granite Coast Brewing Company fails to generate enough revenue, you could lose some or all of

Payments and Return Are Unpredictable

Because your payments are based on the revenue of Granite Coast Brewing Company, and the revenue of Gra
up or down (or even disappear altogether) unpredictably, it is impossible to predict how much you will receive
payments are unpredictable, so is your ultimate return.

The Notes Are Unsecured and Uninsured

The Notes are not secured by any collateral, nor are they guaranteed or insured by the FDIC or any other entity

Subordination

The Notes shall be subordinated to all indebtedness of Granite Coast Brewing Company to banks, commercial
equipment financing institutions, and/or other institutions regularly engaged in the business of lending money.

Lack of Guaranty

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